SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. ______________)*

Trans1 Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

89385X 105
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Exhibit Index Contained on Page 7

CUSIP NO. 89385X 105	13 G	Page 2 of 8

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON James M. Shapiro (“Shapiro”) Tax ID Number:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER. 30,000 shares, all of which are stock options exercisable into Common Stock.
	6
SHARED VOTING POWER
1,109,845 shares, of which 1,029,545 are held directly by Thomas Weisel Healthcare Venture Partners, L.P. (“TWHVP”), 78,695 are held directly by Kearny Venture Partners, L.P. (“KVP”) and 1,605 are held directly by Kearny Venture Partners Entrepreneurs’ Fund, L.P. (“KVPEF”). Shapiro is (a) an affiliate of Thomas Weisel Healthcare Venture Partners L.L.C. (“TW GP”), which is the general partner of TWHVP and (b) a Managing Member of Kearny Venture Associates, L.L.C. (“KVA”), which is the general partner of both KVP and KVPEF. Shapiro may be deemed to have shared power to vote the shares held directly by TWHVP, KVP and KVPEF.

	7	SOLE DISPOSITIVE POWER 30,000 shares, all of which are stock options exercisable into Common Stock shares.
	8
SHARED DISPOSITIVE POWER
1,109,845 shares, of which 1,029,545 are held directly by TWHVP, 78,695 are held directly by KVP  and 1,605 are held directly by Kearny KVPEF. Shapiro is (a) an affiliate of TW GP, which is the general partner of TWHVP and (b) a Managing Member of KVA, which is the general partner of both KVP and KVPEF. Shapiro may be deemed to have shared power to dispose of the shares held directly by TWHVP, KVP and KVPEF.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,139,845
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	5.5%
12	TYPE OF REPORTING PERSON*	IN

CUSIP NO. 89385X 105	13 G	Page 3 of 8

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Richard Spalding (“Spalding”) Tax ID Number:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
	6
SHARED VOTING POWER
1,109,845 shares, of which 1,029,545 are held directly by TWHVP,  78,695 are held directly by KVP  and 1,605 are held directly by Kearny KVPEF. Spalding is (a) an affiliate of TW GP, which is the general partner of TWHVP and (b) a Managing Member of KVA, which is the general partner of both KVP and KVPEF. Spalding may be deemed to have shared power to vote the shares held directly by TWHVP, KVP and KVPEF.

	7	SOLE DISPOSITIVE POWER 0 shares.
	8
SHARED DISPOSITIVE POWER
1,109,845  shares, of which 1,029,545 are held directly by TWHVP,  78,695 are held directly by KVP  and 1,605 are held directly by Kearny KVPEF. Spalding is (a) an affiliate of TW GP, which is the general partner of TWHVP and (b) a Managing Member of KVA, which is the general partner of both KVP and KVPEF. Spalding may be deemed to have shared power to dispose of the shares held directly by TWHVP, KVP and KVPEF.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,109,845
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	5.3%
12	TYPE OF REPORTING PERSON*	IN

CUSIP NO. 89385X 105	13 G	Page 4 of 8

ITEM 1(A).	NAME OF ISSUER

Trans 1 Inc.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

411 Landmark Drive
Wilmington, NC 28412-6303

ITEM 2(A).	NAME OF PERSONS FILING

This Statement is filed by James M. Shapiro and Richard Spalding.  The foregoing individuals are collectively referred to as the “Reporting Persons.”

Each Reporting Persons is (a) an affiliate of Thomas Weisel Healthcare Venture Partners L.L.C. (“TW GP”), which is the general partner of Thomas Weisel Healthcare Venture Partners, L.P. (“TWHVP”) and (b) a Managing Member of Kearny Venture Associates, L.L.C. (“KVA”), which is the general partner of Kearny Venture Partners, L.P. (“KVP”) and Kearny Venture Partners Entrepreneurs’ Fund, L.P. (“KVPEF”)  .  Each Reporting Person may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by TWHVP, KVP and KVPEF.

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

Kearny Venture Partners
88 Kearny Street, 2nd Floor
San Francisco, California  94108

ITEM 2(C)	CITIZENSHIP

Each Reporting Person is a United States citizen.

ITEM 2(D) AND (E).	TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER

Common Stock

CUSIP # 89385X 105

ITEM 3.	Not Applicable.

ITEM 4.	OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

CUSIP NO. 89385X 105	13 G	Page 5 of 8

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreements of TWHVP, KVP and KVPEF, and the limited liability company agreement of TW GP and KVA, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATION.

Not applicable.

CUSIP NO. 89385X 105	13 G	Page 6 of 8

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2011

James M. Shapiro

By:	/s/ James M. Shapiro
James M. Shapiro

Richard Spalding

By:	/s/ Richard Spalding
Richard Spalding

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

http://www.sec.gov/divisions/corpfin/forms/13g.htm
Last update: 11/05/2002

CUSIP NO. 89385X 105	13 G	Page 7 of 8

EXHIBIT INDEX

Found on Page

Exhibit

Exhibit A: Agreement of Joint Filing	8

CUSIP NO. 89385X 105	13 G	Page 8 of 8

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Trans1 Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date:  February 14, 2011

James M. Shapiro

By:	/s/ James M. Shapiro
James M. Shapiro

Richard Spalding

By:	/s/ Richard Spalding
Richard Spalding